SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number 001-15012

HANARO TELECOM, INC.

(Name of the Registrant)

43, Taepyeongno 2-ga, Jung-gu
Seoul, Korea 100-733
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☑                    Form 40-F  ☐

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes  ☐                    No  ☑

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes  ☐                    No  ☑

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                    No  ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________)

SIGNATURES
EXHIBIT INDEX
EX-99.1 QUARTERLY REPORT - SEPT 30, 2004
EX-99.2 UNAUDITED NON-CONSOLIDATED FINANCIALS

     Hanaro Telecom, Inc. (the “Company”) is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

Exhibit 99.1:	a corporate disclosure relating to the Company’s quarterly report for the period ended on September 30, 2004, filed with Korea Securities Dealers Association Automated Quotation Market (“KOSDAQ”) and the Financial Supervisory Commission of Korea on November 12, 2004.

Exhibit 99.2:	a corporate disclosure relating to the Company’s unaudited non-consolidated financial statements as of September 30, 2003 and September 30, 2004 on the basis of financial statements included in the quarterly report we filed with Korea Securities Dealers Association Automated Quotation Market (“KOSDAQ”) and the Financial Supervisory Commission of Korea on November 12, 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hanaro Telecom, Inc.
Date: November 22, 2004	By:	/s/ Soon-Yub Samuel Kwon Name: Soon-Yub Samuel Kwon Title: Senior Executive Vice President

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1:	a corporate disclosure relating to the Company’s quarterly report for the period ended on September 30, 2004, filed with Korea Securities Dealers Association Automated Quotation Market (“KOSDAQ”) and the Financial Supervisory Commission of Korea on November 12, 2004.

Exhibit 99.2:	a corporate disclosure relating to the Company’s unaudited non-consolidated financial statements as of September 30, 2003 and September 30, 2004 on the basis of financial statements included in the quarterly report we filed with Korea Securities Dealers Association Automated Quotation Market (“KOSDAQ”) and the Financial Supervisory Commission of Korea on November 12, 2004.